UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)

OPKO Health, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

68375N103

(CUSIP Number)

Kate Inman

4400 Biscayne Blvd.

Miami, FL 33137

(305) 575-4138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68375N103

1.	NAMES OF REPORTING PERSONS Jane Hsiao, Ph.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 31,208,437 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 31,208,437 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,208,437 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14.	TYPE OF REPORTING PERSON IN

Page 2 of 10 Pages

CUSIP No. 68375N103

1.	NAMES OF REPORTING PERSONS The Chiin Hsiung Hsiao Family Trust A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,000,000 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 1,000,000 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14.	TYPE OF REPORTING PERSON OO

Page 3 of 10 Pages

CUSIP No. 68375N103

1.	NAMES OF REPORTING PERSONS The Chiin Hsiung Hsiao Family Trust B
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,000,000 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 1,000,000 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14.	TYPE OF REPORTING PERSON OO

Page 4 of 10 Pages

CUSIP No. 68375N103

1.	NAMES OF REPORTING PERSONS Hsu Gamma Investment, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,617,404 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 4,617,404 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,617,404
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14.	TYPE OF REPORTING PERSON PN

Page 5 of 10 Pages

CUSIP No. 68375N103

This Amendment No. 5 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 14, 2008, as amended by Amendment No. 1 to the Schedule 13D filed on August 21, 2008, as amended by Amendment No. 2 to the Schedule 13D filed on October 1, 2009, as amended by Amendment No. 3 to the Schedule 13D filed on March 22, 2013, as amended by Amendment No. 4 to the Schedule 13D filed on September 16, 2013 (together, the “Original Schedule 13D”), by Jane Hsiao, Ph.D. (“Dr. Hsiao”), The Chiin Hsiung Hsiao Family Trust A (“Trust A”), The Chiin Hsiung Hsiao Family Trust B (“Trust B”), and Hsu Gamma Investment, L.P. (“Hsu Gamma”). This Amendment is filed pursuant to the Joint Filing Agreement executed by the reporting persons listed on the cover pages to this Amendment. (Exhibit 1 to Amendment No. 1 to the Schedule 13D filed on August 21, 2008 is hereby incorporated by this reference.)

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following paragraphs to the end of the item:

Dr. Hsiao acquired 50,000 shares of Common Stock, for investment purposes, in a series of transactions from January 28, 2014 to August 25, 2015, at prices ranging from $8.19 to $10.84 per share for an aggregate purchase price of $460,002. The source of funds used in the transactions from January 28, 2014 to August 25, 2015 was Dr. Hsiao’s personal funds.

On December 13, 2013, Dr. Hsiao exercised stock options with an exercise price of $1.16 per share issued by the Company on May 5, 2009 into 300,000 shares of Common Stock. Dr. Hsiao also exercised stock options with an exercise price of $1.65 per share issued by the Company on April 28, 2008 into 250,000 shares of Common Stock. Dr. Hsiao also exercised stock options with an exercise price of $2.36 per share issued by the Company on April 4, 2010 into 337,500 shares of Common Stock. Dr. Hsiao also exercised stock options with an exercise price of $4.88 per share issued by the Company on May 3, 2007 into 650,000 shares of Common Stock.

On August 1, 2014, Dr. Hsiao exercised stock options with an exercise price of $0.66 per share issued in connection with the Company’s acquisition of PROLOR Biotech, Inc. on August 29, 2013 into 14,926 shares of Common Stock. Dr. Hsiao also exercised stock options with an exercise price of $4.77 per share issued in connection with the Company’s acquisition of PROLOR Biotech, Inc. on August 29, 2013 into 39,804 shares of Common Stock. Dr. Hsiao also exercised stock options with an exercise price of $4.77 per share issued in connection with the Company’s acquisition of PROLOR Biotech, Inc. on August 29, 2013 into 39,804 shares of Common Stock. Dr. Hsiao also exercised stock options with an exercise price of $5.50 per share issued in connection with the Company’s acquisition of PROLOR Biotech, Inc. on August 29, 2013 into 29,853 shares of Common Stock. Dr. Hsiao also exercised stock options with an exercise price of $2.36 per share issued by the Company on April 10, 2010 into 112,500 shares of Common Stock. Dr. Hsiao also exercised stock options with an exercise price of $7.61 per share issued by the Company on March 18, 2013 into 112,500 shares of Common Stock.

On January 31, 2015, Dr. Hsiao exercised warrants with an exercise price of $0.6728 per share issued by the Company on March 27, 2007 into 978,860 shares of Common Stock. The Company withheld 55,923 shares of Common Stock at a price of $11.777 in payment of the exercise price. Dr. Hsiao received 922,937 shares of Common Stock. Dr. Hsiao also exercised warrants with an exercise price of $0.8473 per share issued by the Company on March 27, 2007 into 978,860 shares of Common Stock. The Company withheld 70,427 shares of Common Stock at a price of $11.777 in payment of the exercise price. Dr. Hsiao received 908,433 shares of Common Stock. Dr. Hsiao also exercised warrants with an exercise price of $1.0466 per share issued by the Company on March 27, 2007 into 978,860 shares of Common Stock. The Company withheld 86,992 shares of Common Stock at a price of $11.777 in payment of the exercise price. Dr. Hsiao received 891,868 shares of Common Stock.

Page 6 of 10 Pages

CUSIP No. 68375N103

On August 7, 2015, Dr. Hsiao exercised stock options with an exercise price of $7.61 per share issued by the Company on March 18, 2013 into 112,500 shares of Common Stock. Dr. Hsiao also exercised stock options with an exercise price of $8.37 per share issued by the Company on April 14, 2014 into 87,500 shares of Common Stock.

On September 24, 2014, Hsu Gamma exercised warrants with an exercise price of $2.48 per share issued by the Company on September 18, 2009 into 201,613 shares of Common Stock.

On August 6, 2015, Hsu Gamma converted 1,000 of the Company’s 3% Convertible Senior Notes due 2033 (the “Notes”) with a conversion rate of 141.4827 shares of Common Stock per $1,000 principal amount of the Notes, issued by the Company on January 30, 2013, into 144,823 shares of Common Stock.

The OPKO Common Stock acquired through stock option exercises, warrant exercises and conversion of the Notes are being held for investment purposes by Dr. Hsiao and Hsu Gamma.

Item 4.	Purpose of Transaction

Item 4 is amended by adding the following paragraphs to the end of the item:

Dr. Hsiao acquired 50,000 shares of Common Stock, for investment purposes, in a series of transactions from January 28, 2014 to August 25, 2015, at prices ranging from $8.19 to $10.84 per share for an aggregate purchase price of $460,002. The source of funds used in the transactions from January 28, 2014 to August 25, 2015 was Dr. Hsiao’s personal funds.

On December 13, 2013, Dr. Hsiao exercised stock options with an exercise price of $1.16 per share issued by the Company on May 5, 2009 into 300,000 shares of Common Stock. Dr. Hsiao also exercised stock options with an exercise price of $1.65 per share issued by the Company on April 28, 2008 into 250,000 shares of Common Stock. Dr. Hsiao also exercised stock options with an exercise price of $2.36 per share issued by the Company on April 4, 2010 into 337,500 shares of Common Stock. Dr. Hsiao also exercised stock options with an exercise price of $4.88 per share issued by the Company on May 3, 2007 into 650,000 shares of Common Stock.

On August 1, 2014, Dr. Hsiao exercised stock options with an exercise price of $0.66 per share issued in connection with the Company’s acquisition of PROLOR Biotech, Inc. on August 29, 2013 into 14,926 shares of Common Stock. Dr. Hsiao also exercised stock options with an exercise price of $4.77 per share issued in connection with the Company’s acquisition of PROLOR Biotech, Inc. on August 29, 2013 into 39,804 shares of Common Stock. Dr. Hsiao also exercised stock options with an exercise price of $4.77 per share issued in connection with the Company’s acquisition of PROLOR Biotech, Inc. on August 29, 2013 into 39,804 shares of Common Stock. Dr. Hsiao also exercised stock options with an exercise price of $5.50 per share issued in connection with the Company’s acquisition of PROLOR Biotech, Inc. on August 29, 2013 into 29,853 shares of Common Stock. Dr. Hsiao also exercised stock options with an exercise price of $2.36 per share issued by the Company on April 10, 2010 into 112,500 shares of Common Stock. Dr. Hsiao also exercised stock options with an exercise price of $7.61 per share issued by the Company on March 18, 2013 into 112,500 shares of Common Stock.

On January 31, 2015, Dr. Hsiao exercised warrants with an exercise price of $0.6728 per share issued by the Company on March 27, 2007 into 978,860 shares of Common Stock. The Company withheld 55,923 shares of Common Stock at a price of $11.777 in payment of the exercise price. Dr. Hsiao received 922,937 shares of Common Stock. Dr. Hsiao also exercised warrants with an exercise

Page 7 of 10 Pages

CUSIP No. 68375N103

price of $0.8473 per share issued by the Company on March 27, 2007 into 978,860 shares of Common Stock. The Company withheld 70,427 shares of Common Stock at a price of $11.777 in payment of the exercise price. Dr. Hsiao received 908,433 shares of Common Stock. Dr. Hsiao also exercised warrants with an exercise price of $1.0466 per share issued by the Company on March 27, 2007 into 978,860 shares of Common Stock. The Company withheld 86,992 shares of Common Stock at a price of $11.777 in payment of the exercise price. Dr. Hsiao received 891,868 shares of Common Stock.

On August 7, 2015, Dr. Hsiao exercised stock options with an exercise price of $7.61 per share issued by the Company on March 18, 2013 into 112,500 shares of Common Stock. Dr. Hsiao also exercised stock options with an exercise price of $8.37 per share issued by the Company on April 14, 2014 into 87,500 shares of Common Stock.

On September 24, 2014, Hsu Gamma exercised warrants with an exercise price of $2.48 per share issued by the Company on September 18, 2009 into 201,613 shares of Common Stock.

On August 6, 2015, Hsu Gamma converted 1,000 of the Notes with a conversion rate of 141.4827 shares of Common Stock per $1,000 principal amount of the Notes, issued by the Company on January 30, 2013, into 144,823 shares of Common Stock

Other than as described above, the Reporting Persons have not effected any transactions in OPKO Common Stock during the past 60 days.

Item 5.	Interest in Securities of the Issuer

Item 5 is deleted in its entirety and replaced with the following text:

Dr. Hsiao may be deemed to beneficially own 31,208,437 shares of Common Stock, which consist of (i) 1,000,000 shares of Common Stock held by Trust A, (ii) 1,000,000 shares of Common Stock held by Trust B, (iii) 4,617,404 shares of Common Stock held by Hsu Gamma, and (iii) 24,591,033 shares of Common Stock held individually. The 31,208,437 shares of Common Stock beneficially owned by Dr. Hsiao constitute 5.7% of the Company’s outstanding shares of Common Stock, based upon 545,030,722 shares of Common Stock outstanding as of December 16, 2015, and calculated in accordance with Rule 13d-3. Dr. Hsiao has sole voting and dispositive power over 31,208,437 shares of Common Stock.

Trust A beneficially owns 1,000,000 shares of Common Stock, which constitute 0.2% of the Company’s outstanding shares of Common Stock, based on 545,030,722 shares of Common Stock outstanding as of December 16, 2015, and calculated in accordance with Rule 13d-3. Dr. Hsiao is the sole trustee of Trust A and holds sole voting and dispositive power with respect to the 1,000,000 shares of Common Stock held by Trust A.

Trust B beneficially owns 1,000,000 shares of Common Stock, which constitute 0.2% of the Company’s outstanding shares of Common Stock, based on 545,030,722 shares of Common Stock outstanding as of December 16, 2015, and calculated in accordance with Rule 13d-3. Dr. Hsiao is the sole trustee of Trust B and holds sole voting and dispositive power with respect to the 1,000,000 shares of Common Stock held by Trust B.

Hsu Gamma beneficially owns 4,617,404 shares of Common Stock, which constitutes 0.8% of the Company’s outstanding shares of Common Stock, based on 545,030,722 shares of Common Stock outstanding as of December 16, 2015, and calculated in accordance with Rule 13d-3. Dr. Hsiao is the general partner of Hsu Gamma and holds sole voting and dispositive power with respect to the 4,617,404 shares of Common Stock held by Hsu Gamma.

Page 8 of 10 Pages

CUSIP No. 68375N103

Dr. Hsiao is a member of The Frost Group, LLC, which holds 20,091,062 shares of Common Stock. Dr. Hsiao disclaims beneficial ownership of the shares of Common Stock and warrants held by The Frost Group, LLC.

For information regarding transactions effected during the past 60 days prior to the filing of this Amendment No. 4, see Item 4 above.

Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company beneficially owned by them.

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2015

/s/ Jane Hsiao, Ph.D.
Jane Hsiao, Ph.D.

December 18, 2015	The Chiin Hsiung Hsiao Family Trust A

/s/ Jane Hsiao, Ph.D.
Jane Hsiao, Ph.D., as Trustee

December 18, 2015	The Chiin Hsiung Hsiao Family Trust B

/s/ Jane Hsiao, Ph.D.
Jane Hsiao, Ph.D., as Trustee

December 18, 2015	Hsu Gamma Investment, L.P.

/s/ Jane Hsiao, Ph.D.
Jane Hsiao, Ph.D., as General Partner

Page 10 of 10 Pages